NEWS RELEASE

PERPETUAL ENERGY INC. CONFIRMS JANUARY 2011 DIVIDEND, PROVIDES Q4 2010 OPERATIONAL UPDATE AND UPDATES HEDGING

Calgary, Alberta – January 11, 2011 (TSX: PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to confirm that its dividend to be paid on February 15, 2011 in respect of income received by Perpetual for the month of January 2011, for shareholders of record on January 24, 2011, will be $0.03 per share. The ex-dividend date is January 20, 2011. The January 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.354 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Further, there will continue to be no shares available under either the Premium DividendTM or dividend reinvestment component of the Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) for the Corporation’s January 2011 dividend payable on February 15, 2011 and until further notice. At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders who were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

Operational Update

Perpetual’s fourth quarter 2010 operations continued to successfully advance several strategic game changers in the Corporation’s inventory of opportunities.

Warwick Gas Storage

Construction was successfully completed on the Warwick Gas Storage Inc. (“WGSI”) facility and withdrawal testing commenced in the fourth quarter of 2010. Commercial withdrawal operations are now underway for WGSI’s initial test cycle, utilizing storage capacity of 6.3 Bcf. WGSI expects to cash flow $6 million for this test cycle which commenced with injection in May 2010 by March 31, 2011.

Drilling of a new horizontal well is also underway to access additional storage capacity. WGSI is closely monitoring reservoir pressures and well performance, and reservoir simulation models are being updated on an ongoing basis through this first withdrawal cycle. Reservoir modeling, combined with test information from the new horizontal well, will verify the storage curve to be utilized for WGSI’s second commercial storage cycle commencing in April 2011.

Edson Wilrich Liquids-Rich Gas

During the fourth quarter, drilling operations were completed on four gross new horizontal wells targeting the Wilrich formation in the Edson area of west central Alberta. Two horizontal offsets to the 13-5-52-15W5 (“13-5”) discovery well were drilled, with capital cost savings realized through surface pad drilling and reduced drilling times related to positive program refinements. The 1-4 and 2-4-52-15W5 wells penetrated approximately 1,500 meters of Wilrich formation and were completed with nine and 15 fracture stimulation stages respectively. Initial test results from both wells were positive and very similar to the 13-5 discovery well. Preliminary production commenced on December 30, 2010. After in-line flow testing and shut-in for pressure build-up, each well is expected to produce at an initial rate of approximately four MMcf/d with associated liquids of approximately 40 bbls per MMcf.

Two additional horizontal wells on the Wilrich play at Edson reached total depth in late December and are currently undergoing completion operations with production anticipated in late-January. Activities to drill and complete two additional wells planned for the first quarter of 2011 are ongoing, with a single dedicated rig operating to execute the Wilrich program at Edson.

Perpetual initiated the expansion of its 16-10 compressor station in the fourth quarter of 2010 to increase production capacity for the Wilrich play by an incremental 20 MMcf/d and 800 bbl/d of associated liquids. Construction for expansion of the Perpetual-operated 16-10 compressor station was completed on schedule in late December, taking production capability through the Edson compressor station from 10 to 30 MMcf/d. The increased capacity from the 16-10 expansion is expected to be close to fully utilized by the end of the first quarter. Further to the five existing Wilrich horizontal wells now drilled and two first quarter 2011 horizontal Wilrich drills which are underway, Perpetual has identified an additional 32 gross (30 net) locations of a similar caliber to the original wells for future development at Edson. While the Corporation has moved to the development phase of the Wilrich play in the Edson area, additional lands are captured in the greater Edson region where Perpetual has identified Wilrich potential that will be evaluated as this liquids-rich resource play evolves.

Elmworth Montney

Through grass roots exploration efforts and successful Crown lands sale purchases in late 2008, Perpetual acquired material exposure to the Montney liquids-rich gas play developing at Elmworth in West Central Alberta. In 2009 Perpetual entered into a joint venture arrangement with Tourmaline Oil Corp. (“Tourmaline”) whereby Tourmaline would fund and operate three wells to evaluate the lands to earn a 50 percent working interest. Under the terms of the farmout agreement, three horizontal wells were to be drilled and completed on the lands by March 31, 2011 at no cost to Perpetual. As of January 11, 2011, all three horizontal wells (1.4 net) are drilled. A multi-stage fracture stimulation was conducted on the first well at 6-31-69-9W6 (“6-31”) and during clean up the well was flowing at 7.5 MMcf/d of raw gas (two to four percent H2S) with 20 bbls of associated hydrocarbon liquids per MMcf. Tie-in operations are underway for this well to evaluate production performance from the Montney reservoir. The second well at 10-34-69-9W6 finished drilling in the fourth quarter of 2010 and upon completion and stimulation flow tested at similar gas rates and composition to the 6-31 well with stronger flowing pressures. Further testing will be done in the first quarter to determine deliverability and the gas to liquids ratio. The third well (0.4 net) at 13-23-68-8W6 was rig released in late December and is awaiting completion in the first quarter of 2011.

In aggregate, preliminary results for the future development of the Montney at Elmworth are very encouraging and with Perpetual’s significant land base in the Elmworth area the potential size and scope of this play could be very impactful to Perpetual in the future. In total at Elmworth, the Corporation has 78 sections of Montney rights, with 120 gross (60 net) horizontal locations identified on the north and east land blocks which comprise 40 gross sections. Additional exploration activities beyond those currently planned will be required to evaluate the prospectivity of the remaining 38 sections of land on the Corporation’s western land block.

Carrot Creek/West Pembina Cardium Play

Drilling operations targeting further horizontal development of the Cardium light oil play recommenced at Carrot Creek on December 27, 2010. Focused operations are underway offsetting Perpetual’s top decile Cardium horizontal producer at 4-16-52-13W5 (“4-16”) which has produced at an average rate of 333 BOE/d after 110 days of production commencing in September 2010. The 4-16 well is performing significantly better than the typical Cardium well type curve in this area and is still producing at a rate of 254 BOE/d. The Corporation plans to develop section 16-52-13W5 with three gross (2.75 net) horizontal laterals from one existing wellsite and one new development pad in the first quarter of 2011.

Bitumen/Heavy Oil

Operations have also commenced on Perpetual’s four-property bitumen evaluation program. Three wells and a seismic program are planned at Liege to evaluate the Grosmont and Leduc carbonates. Two wells are planned to evaluate the Grand Rapids and Clearwater formations at Hoole. One well and seismic are expected to further delineate a McMurray channel trend at Clyde, situated west of the Kirby field. In addition, three vertical wells and a horizontal well will target the Bluesky formation in the Greater Panny area which is prospective for cold primary production with follow up enhanced recovery.

Production

As expected, overall production capability increased with the accelerated development of the Wilrich play at Edson during Q4 2010 and Perpetual exited the year with production capability of 156 MMcfe/d; a five percent increase from the Q3 2010 exit rate of 148 MMcfe/d despite 7.3 MMcfe/d of natural production declines. Due to unforeseen downtime at third-party processing facilities at Edson and winter freeze-offs in the northern shallow gas operations, Perpetual’s actual exit production for 2010 was 141 MMcfe/d. Significantly, the mix of Perpetual’s oil and natural gas liquids production capability is increasing and is anticipated to be in excess of seven percent of total production by the end of the first quarter of 2011. The increased hydrocarbon liquids in the production mix are credited to success in the Wilrich play, heavy oil from the Lloyd and Sparky discoveries at Mannville and Viking - Kinsella and light oil production from the Corporation’s Cardium delineation wells in the West Pembina area.

Gas Price Management

Perpetual is an active manager of its natural gas price risk, closely monitoring the market drivers with respect to natural gas prices and proactively managing the Corporation’s forward gas price exposure. In 2010, Perpetual realized hedging gains of approximately $162 million through the settlement and crystallization of forward positions and the sale of forward call options. The current mark-to-market value of Perpetual’s net open hedging transactions is approximately $3.6 million.

Perpetual’s financial and physical natural gas forward sales arrangements at January 11, 2011 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (1) (GJ/d)	% of 2011E Volume (3)	Price ($/GJ)	Futures Market (2) ($/GJ)	Term
Physical	10,000	6	7.75	3.71	January – March 2011
Period Total	10,000	6	7.75	3.71	January – March 2011

(1)

Additional “call” option contracts outstanding are as presented in Perpetual’s management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, 2010.

(2)

Futures price reflects forward market prices as at January 11, 2011.

(3)

Calculated using 2011 estimated production of 180,000 GJ/d, including actual and gas over bitumen deemed production.

Additional Information

Perpetual’s 2010 Year End reserves are scheduled to be released on or about February 8, 2011 followed by the release of its Q4 2010 and 2010 Year End Financial and Operating Results on or about March 8, 2011.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, future dividends, statements regarding estimated production and timing thereof, prospective drilling, completions and development activities, expected gas storage cash flow, prospective impact of the Montney development at Elmworth, expected results of bitumen evaluations, prospective oil and natural gas liquids production capability, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Paramount Energy Trust’s MD&A for the year ended December 31, 2009.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor